Exhibit 99.2

Pingdingshan Rural Credit Cooperative Union

Notice of Transference of Non-performing Assets Package Termination

To Henan Pingdingshan Hongli Coal & Coking Co., Ltd.,

Due to some internal problems of Pingdingshan Rural Credit Cooperative Union (“PRCCU”), the transference of the non-performing assets package of PRCCU which your company bid on will be terminated. The deposit of RMB 30,000,000.00 you previously paid will be refunded by the end of March 2015.

Pingdingshan Rural Credit Cooperative Union

January 23, 2015